SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 11)


                              Schuller Corporation
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                  565020-30-2
                        --------------------------------
                                 (CUSIP Number)


                    David T. Austern, Esq., General Counsel
                   Manville Personal Injury Settlement Trust
      P.O. Box 10415, 8260 Willow Oaks Corporate Drive, Fairfax, VA 22031
      -------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 5, 1996
     ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


              If the filing person has previously filed a statement on
              Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                          ---
                         /  /
                         ---
              Check the following box if a fee is being paid with this
              statement:
                          ---
                         /  /
                         ---

               ------------------------
              / CUSIP NO. 565020-30-2 /
              ------------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Manville Personal Injury Settlement Trust
                   52-1516818

              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---
                                                                        ---
                                                                   (b) / X/
                                                                       ---
              ---------------------------------------------------------------
              3.   SEC Use Only


              ---------------------------------------------------------------
              4.   Source of Funds

                   OO

              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                     ---
                   Not Applicable                                   /  /
                                                                    ---
              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   New York

              ---------------------------------------------------------------

              Number of       7.      Sole Voting Power
              Shares                   128,527,110
                                      ---------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 -0-
                                      ---------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              128,527,110
                                      ---------------------------
                              10.     Shared Dispositive Power
                                       -0-
                                      ---------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   128,527,110

              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     ---
                                                                    /  /
                                                                    ---
              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   82.8%   See Item 5.

              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   OO

              ---------------------------------------------------------------

               ------------------------
              / CUSIP NO. 565020-30-2 /
              ------------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Robert A. Falise, trustee
                   ###-##-####

              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                           ---
                                      (a) /  /
                                          ---
                                           ---
                                      (b) / X/
                                          ---
              ---------------------------------------------------------------
              3.   SEC Use Only


              ---------------------------------------------------------------
              4.   Source of Funds

                   OO

              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                     ---
                   Not Applicable                                   /  /
                                                                    ---
              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   U.S.A.

              ---------------------------------------------------------------

              Number of       7.      Sole Voting Power
              Shares                   -0-
                                      ---------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 128,527,110
                                      ---------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              -0-
                                      ---------------------------
                              10.     Shared Dispositive Power
                                       128,527,110
                                      ---------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   128,527,110

              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     ---
                                                                    /  /
                                                                    ---
              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   82.8%   See Item 5.

              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   IN

              ---------------------------------------------------------------

               ------------------------
              / CUSIP NO. 565020-30-2 /
              ------------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Louis Klein, Jr., trustee
                   ###-##-####

              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---
                                                                        ---
                                                                   (b) / X/
                                                                       ---
              ---------------------------------------------------------------
              3.   SEC Use Only


              ---------------------------------------------------------------
              4.   Source of Funds

                   OO

              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                     ---
                   Not Applicable                                   /  /
                                                                    ---
              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   U.S.A.

              ---------------------------------------------------------------

              Number of       7.      Sole Voting Power
              Shares                   -0-
                                      ---------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 128,527,110
                                      ---------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              -0-
                                      ---------------------------
                              10.     Shared Dispositive Power
                                       128,527,110
                                      ---------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   128,527,110

              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     ---
                                                                    /  /
                                                                    ---
              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   82.8%   See Item 5.

              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   IN

              ---------------------------------------------------------------

               ------------------------
              / CUSIP NO. 565020-30-2 /
              ------------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Frank J. Macchiarola, trustee
                   ###-##-####

              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---
                                                                        ---
                                                                   (b) / X/
                                                                       ---
              ---------------------------------------------------------------
              3.   SEC Use Only


              ---------------------------------------------------------------
              4.   Source of Funds

                   OO

              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                     ---
                   Not Applicable                                   /  /
                                                                    ---
              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   U.S.A.

              ---------------------------------------------------------------

              Number of       7.      Sole Voting Power
              Shares                   -0-
                                      ---------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 128,527,110
                                      ---------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              -0-
                                      ---------------------------
                              10.     Shared Dispositive Power
                                       128,527,110


              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   128,527,110

              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     ---
                                                                    /  /
                                                                    ---


              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   82.8%   See Item 5.

              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   IN

              ---------------------------------------------------------------

               ------------------------
              / CUSIP NO. 565020-30-2 /
              ------------------------

              ---------------------------------------------------------------
              1. Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person

                   Christian E. Markey, Jr., trustee
                   ###-##-####

              ---------------------------------------------------------------
              2.   Check the Appropriate Box if a Member of a Group
                                                                        ---
                                                                   (a) /  /
                                                                       ---
                                                                        ---
                                                                   (b) / X/
                                                                       ---
              ---------------------------------------------------------------
              3.   SEC Use Only


              ---------------------------------------------------------------
              4.   Source of Funds

                   OO

              ---------------------------------------------------------------
              5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                     ---
                   Not Applicable                                   /  /
                                                                    ---
              ---------------------------------------------------------------
              6.   Citizenship or Place of Organization

                   U.S.A.

              ---------------------------------------------------------------

              Number of       7.      Sole Voting Power
              Shares                   -0-
                                      ---------------------------
              Beneficially    8.      Shared Voting Power
              Owned by                 128,527,110
                                      ---------------------------
              Each Reporting  9.      Sole Dispositive Power
              Person With              -0-
                                      ---------------------------
                              10.     Shared Dispositive Power
                                       128,527,110
                                      ---------------------------

              ---------------------------------------------------------------
              11.  Aggregate Amount Beneficially Owned by Each Reporting
                   Person

                   128,527,110

              ---------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     ---
                                                                    /  /
                                                                    ---
              ---------------------------------------------------------------
              13.  Percent of Class Represented by Amount in Row (11)

                   82.8%   See Item 5.

              ---------------------------------------------------------------
              14.  Type of Reporting Person

                   IN

              ---------------------------------------------------------------

                   This Amendment No. 11 amends and supplements the Statement on Schedule 13D filed on December 8, 1988 by Manville Personal Injury Settlement Trust (the "Trust") and its trustees with respect to the Trust's beneficial ownership of shares of Common Stock, $.01 par value (the "Common Stock"), of Schuller Corporation, formerly Manville Corporation (the "Company"), as previously supplemented and amended (the "Schedule 13D").

                   Capitalized terms that are not otherwise defined herein have the meanings assigned in the Schedule 13D.


         Item 1.   Security and Issuer.
         ------    -------------------
                   Item 1 of the Schedule 13D is hereby further amended and supplemented as follows:

                   On March 29, 1996, Manville Corporation changed its name to "Schuller Corporation."


         Item 3.   Source and Amount of Funds or Other Consideration.
         ------    -------------------------------------------------
                   Item 3 of the Schedule 13D is hereby further amended and supplemented as follows:

                   On April 5, 1996, pursuant to the Exchange Agreement (as defined in Item 4 of, and included as Exhibit 1 to, Amendment No. 10 to the Schedule 13D), the Trust received 32,527,110 shares of Common Stock from the Company in exchange for the Trust's relinquishing its rights to receive the Profit Sharing Payments (as defined in Item 4 of Amendment No. 10 to the Schedule 13D) and the elimination of certain covenants of the Company for the benefit of the Trust under the Supplemental Agreement (as defined in Item 2 of, and included as Exhibit 3 to, the Schedule 13D filed December 8, 1988, as subsequently amended).

                   See Items 4 and 5.


         Item 4.   Purpose of Transaction.
         ------    ----------------------
                   Item 4 of the Schedule 13D is hereby further amended and supplemented as follows:

                   On March 27, 1996, the Company completed the Disposition (as defined in Item 4 of Amendment No. 10 to the Schedule 13D) of its investment in its subsidiary, Riverwood International Corporation ("RIC"). Effective upon the Disposition, RIC ceased to be a subsidiary of the Company and the Trust's indirect equity interest in RIC terminated. The Trust voted its shares of Common Stock in favor of the Disposition and the other proposals submitted for the consideration of common stockholders of the Company at the Special Meeting of the Company held on March 27, 1996.

                   As described in Item 4 of Amendment No. 10, pursuant to the Exchange Agreement, on March 27, 1996, the Company declared a special $6.00 per share cash dividend on the Company's Common Stock, payable April 12, 1996, which included a distribution of the proceeds of the Disposition, less certain specified costs, repayments and redemptions, to its shareholders of record as of the close of business on April 8, 1996, including the Trust. See
         Item 6.

                   As stated in the Trust's press release dated March 28, 1996, the proceeds of the special dividend, approximately $772 million, will be used by the Trust for settlement of claims in accordance with the Trust distribution process previously approved by U.S. courts. A copy of the press release is annexed as
         Exhibit 1 hereto and the information set forth therein is incorporated herein by reference.

                   On April 5, 1996, subsequent to the Disposition and pursuant to the Exchange Agreement, the Trust relinquished its right to receive Profit Sharing Payments under the Supplemental Agreement for all periods beginning on or after April 5, 1996 and certain other covenants of the Company for the benefit of the Trust were eliminated and in exchange on such date the Company issued to the Trust 32,527,110 shares of Common Stock. See
         Item 5.

                   The Trustees who are Directors of the Company expect to convey to the Board of Directors at its April meeting their views as to the future senior management and direction of the Company. The Trust has not made at this time a determination as to whether or not it will subsequently submit a proposal directly to the Company with respect to these matters.

         Item 5.   Interest in Securities of the Issuer.
         ------    ------------------------------------
                   Item 5 of the Schedule 13D is hereby further amended and supplemented as follows:

                   Following the issuance of 32,527,110 shares of Common Stock to the Trust on April 5, 1996, as described in Item 4, the Trust beneficially owns 128,527,110 shares of the Common Stock, representing approximately 82.8% of the 155,212,212 shares of Common Stock outstanding as of such date effective upon the issuance of the additional 32,527,110 shares to the Trust. On April 5, 1996, the Company advised the Trust in writing that there were 122,685,102 shares of Common Stock outstanding prior to the issuance of the 32,527,110 shares of Common Stock to the Trust.
         In accordance with the terms of the Exchange Agreement, the 32,527,110 shares represented 20% of the outstanding Common Stock on a fully diluted basis as of the date of issuance (assuming exercise of all then outstanding options, warrants and other rights to acquire Common Stock and after giving effect to such issuance).

                   The Trust has sole power to dispose or to direct the disposition of and to vote or to direct the voting of the 128,527,110 shares of Common Stock, including the 32,527,110 shares of Common Stock issued to the Trust by the Company on April 5, 1996. The trustees of the Trust share the power to dispose or direct the disposition of or to vote or to direct the voting of the 128,527,110 shares held by the Trust, including the 32,527,110 shares issued on April 5, 1996.


         Item 6.   Contracts, Arrangements, Understandings or
         ------    ------------------------------------------
                   Relationships with Respect to Securities of the
                   -----------------------------------------------
                   Issuer.
                   ------
                   Item 6 of the Schedule 13D is hereby further amended and supplemented as follows:

                   As indicated in Item 4, the Company completed the Disposition of its investment in its subsidiary RIC on March 27, 1996 and in accordance with the terms of the Exchange Agreement declared a special cash dividend distributing the proceeds of the Disposition, less certain adjustments, to shareholders of record on April 8, 1996. The Trust expects to receive a cash payment of approximately $772 million representing its pro rata portion of such special dividend on April 12, 1996.

                   The Trust and the Company have entered into the Second Amended and Restated Supplemental Agreement, amending and restating the Supplemental Agreement, and into an amendment to the Trust Agreement, as agreed in the Exchange Agreement. (The Second Amended and Restated Supplemental Agreement is defined in Item 4 of, and included as Exhibit A to Exhibit 1 to, Amendment No. 10 to the Schedule 13D; such amendment to the Trust Agreement is included as Exhibit B to Exhibit 1 to Amendment No. 10 to the
         Schedule 13D; and the Trust Agreement is defined in Item 2 of, and included as Exhibit 2 to, the Schedule 13D filed December 8, 1988, as subsequently amended.)


         Item 7.  Material to be Filed as Exhibits
         ------   --------------------------------
              Exhibit 1 - Press release dated March 28, 1996 of Manville
                          Personal Injury Settlement Trust.

                                     SIGNATURE
                                     ---------

                   After reasonable inquiry and to the best of such undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.


         Dated:  April 10, 1996             MANVILLE PERSONAL INJURY
                                            SETTLEMENT TRUST



                                            By: /s/ Robert A. Falise
                                                ---------------------------
                                                Robert A. Falise, Chairman
                                                and Managing Trustee



                                            By: /s/ Louis Klein, Jr.
                                                ---------------------------
                                                Louis Klein, Jr., Trustee



                                            By: /s/ Frank J. Macchiarola
                                                ---------------------------
                                                Frank J. Macchiarola,
                                                Trustee



                                            By: /s/ Christian E. Markey, Jr.
                                                ---------------------------
                                                Christian E. Markey, Jr.,
                                                Trustee

                                    EXHIBIT INDEX


         Exhibit
         -------

           1. Press release dated March 28, 1996 of Manville Personal Injury Settlement Trust